Management Discussion and Analysis

For

Golden Goliath Resources Ltd.

For the Quarter ending May 31, 2014

The following management discussion and analysis has been prepared as of July 30, 2014. The selected financial information set out below and certain comments which follow are based on and derived from the management prepared condensed interim consolidated financial statements of Golden Goliath Resources Ltd. (the “Company” or “Golden Goliath”) for the third quarter ended May 31, 2014 and should be read in conjunction with them.

Forward Looking Information

Certain statements contained in the following Management’s Discussion and Analysis constitutes forward looking statements. Such forward looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from actual future results and achievements expressed or implied by such forward looking statements. Readers are cautioned not to place undue reliance on these forward looking statements, which speak only as of the date the statements were made. Readers are also advised to consider such forward looking statements while considering the risks set forth below.

General

Golden Goliath is a Canadian listed public company with its shares traded on the TSX Venture Exchange under the symbol “GNG” as a Tier 2 company.

Golden Goliath is a junior exploration company with no revenues from mineral producing operations. The Company’s properties are all located in the State of Chihuahua, Mexico. Activities include acquiring mineral properties and conducting exploration programs. The mineral exploration business is risky and most exploration projects will not become mines. The Company may offer to a major mining company the opportunity to acquire an interest in a property in return for funding by the major mining company, of all or part of the exploration and development of the property. For the funding of property acquisitions and exploration that the Company conducts, the Company does not use long term debt. Rather, it depends on the issue of shares from the treasury to investors. Such stock issues in turn depend on numerous factors, important among which are a positive mineral exploration climate, positive stock market conditions, a company’s track record and the experience of management.

Overall Performance

During the second quarter ending May 31, 2014 cleaning and rehabilitation work continued at the El Manto tunnel on the Company’s Las Bolas property. Presentations about the Company’s properties as well as field tours and discussions about possible options and/or partnership agreements also continued.

Cost cutting measures continued company-wide due to market conditions. The Company looks to advance the properties by way of partnerships, strategic alliances and possible future equity financings depending on market conditions.

Las Bolas Property: El Manto Tunnel

The old El Manto Mine lies on the western side of the Las Bolas property at the lowest topographical area on the property, adjacent to the Rio Uruachic river. It is located approximately 888 metres west of the old Las Bolas Mine and 368 metres topographically below it. El Manto is 1,545 meters west of the Los Hilos Mine, which is on the east side of the Las Bolas property and about 555 vertical metres lower than Los Hilos.

The old El Manto Mine is reported by locals as having produced high grade silver mineralization, grading up to 10kg/ton, in manto style mineralization.

There are actually two tunnels in the old El Manto Mine area. Rehabilation of one of these was attempted in 2010. Geological mapping and sampling was conducted, but due to the intense alteration and oxidation of the rock, this tunnel collapsed and work had to cease for safety reasons.

In March 2014, the rehabilitation of the second tunnel was started. The tunnel has now been cleared for a distance of 60 meters. Preliminary mapping has identified oxidized manto or “blanket” zones, as well as mineralized faults containing lead, zinc and silver mineralization as well as intense, pervasive clay alteration.

This work had to be stopped at the end of May due to rockfalls causing dangerous working conditions. Extensive timbering will be required to continue this work.

Other Properties

During the quarter ending May 31, 2014, Golden Goliath personnel conducted site visits by other parties on several of the Company’s properties in the Uruachic district. No significant new work was conducted on the Company’s other properties.

Results of Operation

For the third quarter ended May 31, 2014, the Company incurred a comprehensive loss $152,431 compared to $213,754 in the prior quarter and $176,938 in the third quarter last year. The significant differences between these periods include:

·

The most significant difference between the quarters under review is a $15,705 reduction in consulting fees this past quarter compared to last year as the Company focused on capital preservation, while continuing to maintain exploration activities to advance the Company’s projects.

·

There was a $13,500 property payment last year related to a property option agreement in the third quarter compared to nil in the other periods under review.

·

There was a reduction in investor relation expenses of $7,692 from the second quarter last year compared to this year as costs were reduced.

·

Travel costs were $5,508 less in the past quarter compared to last year as the Company reduced discretionary spending.

·

Wages and benefits decreased $9.422 in the third quarter compared to last year due to staff reductions.

As of May 31, 2014, deferred mineral property exploration costs totalled $6,075,872 compared to $5,884,438 at August 31, 2013. During the first three quarters, the Company incurred a total of $191,434 in exploration expenditures mostly related to compilation work on San Timoteo and taxes on all the properties.

Summary of Quarterly Results

The following table sets forth selected quarterly financial information for each of the last eight (8) quarters prepared in accordance with IFRS.

Quarter Ending	Revenue	Comprehensive Loss	Net Loss per Share
May 31, 2014	1,996	152,431	0.01
February 28, 2014	2,367	213,754	0.01
November 30, 2013	7,552	189,641	0.01
August 31, 2013	3,289	2,372,282	0.02
May 31, 2013	3,276	172,806	0.00
February 28, 2013	1,202	261,189	0.01
November 30, 2012	77,656	203,267	0.00
August 31, 2012	3,636	2,380,315	0.02

NOTE:

The revenue relates to interest earned or option payments received consisting of cash and shares. There were no discontinued operations or extraordinary items on the Company’s financial statements during the above mentioned periods. The large increase in comprehensive losses in the fourth quarters ended August 31, 2012 and 2013 were a result of property write downs during those quarters of $2,007,751 and $2,178,691, respectively.

Liquidity and Capital Resources

The Company has financed its operations almost exclusively through the sale of its common shares to investors and will be required to continue to do so for the foreseeable future.

The Company had working capital of $419,372 at May 31, 2014 compared to of $609,072 at February 28, 2014 and $1,160,344 at August 31, 2013. The Company’s cash and short-term investment position at August 31, 2013 was $1,081,381.

In the third quarter of 2013, the Company closed a private placement for $1,300,000. The financing consisted of 14,444,444 units being issued at a price of $0.09 per unit. Each unit consisted of one share and three-quarters of one share purchase warrant. Each whole warrant is exercisable at $0.12 for a period of three years. In addition, the Company issued 1,155,555 finder’s warrants exercisable at $0.09 for three years.

Capital Resources

Other than property taxes which are approximately $180,000 per year, the Company does not have any capital resource commitments.

Transactions with Related Parties

Key Management Compensation

	9 MONTHS ENDED MAY 31,
	2014	2013
Golden Goliath Resources Ltd.
Management fees	$90,000	$90,000
Consulting fees	42,500	45,000
Minera Delta S.A. de C.V.
Wages and benefits	31,058	29,875

Total	$163,558	$164,875

Payments to key management personnel including the President, Chief Financial Officer, directors and companies directly controlled by key management personnel, and a former director, are directly related to their position in the organization.

Other Related Party Transactions

The Company entered into the following transactions and had the following balances payable with related parties. The transactions were recorded at the exchange amount agreed to by the related parties. Balances outstanding are non-interest bearing, unsecured and had no specific terms for collection or repayment.

a)

Due from related parties consists of $36,225 (2013 - $36,121) due from companies controlled by common directors.

Critical Accounting Estimates

Exploration and Evaluation Assets

Exploration and evaluation expenditures include the costs associated with exploration and evaluation activity. Exploration and evaluation expenditures are capitalized as incurred. Costs incurred before the Company has obtained the legal rights to explore an area are recognized in profit or loss.

Exploration and evaluation assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, which management has determined to be indicated by a feasibility study, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets.

Recoverability of the carrying amount of any exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

It is management’s judgment that none of the Company’s exploration and evaluation assets have reached the development stage and as a result are all considered to be exploration and evaluation assets.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property may be subject to unregistered prior agreements and non-compliance with regulatory requirements. The Company is not aware of any disputed claims of title.

Changes in Accounting Policy

There were no changes in accounting policy in the past quarter.

Financial Instruments and Other Instruments

The Company has not entered into any specialized financial agreements to minimize its investment risk, currency risk or commodity risk. As of the date hereof, the Company’s investment in resource properties has full exposure to commodity risk, both upside and downside. As the metal prices move so too does the underlying value of the Company’s metal projects.

Outstanding Share Data

The authorized share capital consists of an unlimited number of common shares. As of May 31, 2014 and the date hereof, an aggregate of 106,660,889 common shares were issued and outstanding.

The Company has 10,833,333 share purchase warrants exercisable at $0.12 and 1,155,555 finder’s warrants exercisable at $0.09 outstanding as of May 31, 2014 and the date hereof.

As of May 31, 2014, the Company had 6,750,000 incentive stock options outstanding with a weighted average remaining contractual life of 2.24 years at a weighted average exercise price of $0.24.

Disclosure Controls and Procedures

Disclosure controls and procedures (“DC&P”) are intended to provide reasonable assurance that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified by securities regulations and that information required to be disclosed is accumulated and communicated to management. Internal controls over financial reporting (“ICFR”) are intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purpose in accordance with Canadian generally accepted accounting principles.

TSX Venture listed companies are not required to provide representations in the annual filings relating to the establishment and maintenance of DC&P and ICFR, as defined in Multinational Instrument 52-109. In particular, the CEO and CFO certifying officers do not make any representations relating to the establishment and maintenance of (a) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation, and (b) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP. The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in their certificates regarding the absence of misrepresentations and fair disclosure of financial information. Investors should be aware that inherent limitation on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in Multinational Instrument 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Additional information relating to the Company can be found on SEDAR at www.sedar.com and also on the Company’s website at www.goldengoliath.com.